

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2024

Richard Brand
Partner
Air Products & Chemicals, Inc.
Cadwalader, Wickersham & Taft
200 Liberty Street
New York, New York 10281

>   **Re: Air Products & Chemicals, Inc.**
>   **PREC14A filed November 19, 2024**
>   **SEC File No. 1-04534**

Dear Richard Brand:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PREC14A filed November 19, 2024

Background of the Solicitation, page 5

1.   We note the disclosure on page 11 of the proxy statement that "news reports indicated that D.E. Shaw was dropping its efforts to nominate directors and was instead throwing its support behind Mantle Ridge..." Revise the proxy statement generally to describe any relationship or contacts with D.E. Shaw. If no relationship exists or if no contacts have occurred, revise here to clarify.

Reasons for the Solicitation , page 12

2.   We note the statement that "[i]n the coming weeks, we will publicly outline our view about what has gone wrong and our ideas for the changes we believe are essential in order for the Company to achieve its fullest potential." Information about a soliciting party's plan of action, to the extent it is successful in taking control of a board of directors, appears to be highly material to shareholders' vote. While we understand

that soliciting parties will file additional soliciting materials after distributing their proxy statement, to the extent the participants have knowledge now of "what has gone wrong" and any changes or potential changes they may make, to the extent they take control of the board, this should be described in the proxy statement as well. If Mantle Ridge does not have such information now, revise to so state and describe the process by which they will develop plans for change at Air Products going forward.

The Mantle Ridge Nominees, page 13

3.   Revise this section generally to ensure that the disclosure about the business activities of each nominee during the last five years is clearly presented. See Item 401(e) of Regulation S-K. For multiple nominees, this information is difficult to piece together or not ascertainable as currently presented.

Solicitation of Proxies, page 29

4.   Disclose Mantle Ridge's total expenditures for the proxy solicitation to date. See Item 4(b)(4) of Schedule 14A.

5.   We note the statement in the last sentence of this section at the bottom of page 29: "Whether such reimbursement will be submitted to a vote of the Company's security holders is not yet determinable." However, Item 4(b)(5) of Schedule 14A requires you to state whether reimbursement will be submitted to a vote of shareholders. Please revise to provide the required information. In addition, clarify whether the $100,000 payment to be made to each Mantle Ridge nominee (if elected) are part of the expenditures for which reimbursement will be sought from the Company.

General

6.   Throughout the proxy statement, including on the cover page, you refer to the Mantle Ridge group as "a significant Stockholder of Air Products," To clarify, revise to state the percentage of shares owned, including where you state the total number of shares held on page 3.

7.   We note the following statement on page 14 of the proxy statement: "Among his projects there, Mr. Hilal played a leading role in Pershing Square's successful effort to catalyze Board and CEO changes at Air Products in 2013." In an appropriate part of the proxy statement, revise to fully explain Mr. Hilal's prior interactions with the Company and his efforts to catalyze changes, including the form of those efforts and their result.

8.   We note that Mantle Ridge has nominated nine individuals for election to the Air Products board. Revise the proxy statement to fully discuss the consequences if all or a majority of its nominees are elected. For example, if this would constitute a change in control under the Company debt covenants or other agreements, please disclose and discuss the potential impact.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions